Exhibit 23.1

INDEPENDENT AUDITORS’ CONSENT

We consent to the incorporation by reference in Registration Statement Nos. 333-66357, 333-101638 and 333-101639 of Neogen Corporation and subsidiaries on Form S-8 of our report dated March 10, 2004, with respect to the combined statement of net assets sold of the Rodenticide and Disinfectant Businesses of Hess & Clark, Inc. and HACCO, Inc., wholly owned subsidiaries of United Agri Products, Inc., as of February 23, 2003 and the related combined statement of net sales, cost of sales, and direct and allocated operating expenses for the year ended February 23, 2003, included in this Current Report on Form 8-K dated March 15, 2004.

/s/ DELOITTE & TOUCHE LLP
Omaha, Nebraska March 15, 2004